MONSTER WORLDWIDE, INC.
622 Third Avenue
New York, New York 10017
June 30, 2010

VIA EDGAR AND FACSIMILE (202-772-9205)
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Monster Worldwide, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 4, 2010 File No. 1-34209
Dear Mr. Spirgel:
We have received and reviewed the comments in your letter dated June 18, 2010 regarding the above referenced filing and have provided the attached response. We have repeated the text of your comments and followed each with our response.
Further, we acknowledge that:
1.	Monster Worldwide, Inc. (hereinafter referred to as the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referenced above; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding our responses, you may contact me at (212) 351-7003 or James Langrock, Senior Vice President and Chief Accounting Officer, at (212) 351-7101.
Very truly yours,
/s/ Timothy T. Yates
Timothy T. Yates
Executive Vice President, Chief Financial Officer

cc:	Michael C. Miller, Executive Vice President, General Counsel and Secretary, Monster Worldwide, Inc. James M. Langrock, Senior Vice President and Chief Accounting Officer, Monster Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Asset Impairment, page 38
1.
We note that as of December 31, 2009 goodwill accounted for 51% of your total assets. We also note that you reported 36% declines in revenue, and 89% and 107% declines in operating income in your “Career-North America” and “Career-International” segments, respectively, for the year ended December 31, 2009 as compared to the prior year. In this regard, please explain to us the how you were able to conclude that goodwill was not impaired when you performed your annual goodwill impairment test for fiscal 2009.

Response
Market Context
The Company’s profitability in 2009 was negatively impacted by the global recession and was further compounded by the Company’s decision to make significant investments in technology and product during the economic downtown. We believe these investments will strengthen our competitive position and be a meaningful contributor to growth as the economy recovers. The Company believes that the reduction in revenue and profitability is cyclical and will return to levels seen prior to the global economic recession in the near future. Based on our current internal forecast, fiscal year 2010 bookings (defined as the dollar value of contractual orders received in a period) growth is expected to be in the range of 15-20% compared to fiscal year 2009. In the first quarter of 2010, bookings growth was 17% compared to the first quarter of 2009 and we have noticed gradual improvements in our monthly internal forecast for each reporting unit. Both of these early indicators demonstrate to the Company that global customer demand is rebounding from the trough of 2009, which supports the full year 2010 forecasted assumptions we used in the discounted cash flow analysis referred to below. Further, according to internal research estimates, a large portion of the global recruitment advertising market remains offline (i.e. print), which is less efficient and robust than online offerings such as the Company’s. We believe the offline to online shift will continue in the future, which will drive growth and profitability.
Specific Discussion of our Goodwill Valuation Conclusion
We utilize the Income Approach in determining the fair value of our reporting units, which focuses on the expected cash flows of the reporting unit utilizing the discounted cash flow method. The determination of the expected discounted cash flows is based on the businesses’ strategic plans, long-range planning forecasts, market research, equity research reports, etc. The revenue growth rates included in the forecasts represent best estimates based on current and forecasted market conditions and are consistent with the growth rates we utilize in forecasting activities unrelated to the valuation of goodwill and intangible assets. Profit margin assumptions are projected by each reporting unit based on the current and anticipated cost structure. For the 2009 impairment analysis, the estimated gross future cash flows were discounted by an estimated cost of capital of 12%, reflecting the inherent business risk of each of the reporting units tested, resulting in the net discounted cash flows which were the basis of our valuation.
Based on the results of our discounted cash flow analysis, all reporting units had a fair value in excess of their respective carrying values of 19% or greater (such excess amounts range from approximately $45 million to $700 million). Sensitivity analysis on the discounted cash flow analysis was performed around key valuation drivers, including revenue growth rates, margins, cost of capital and terminal growth assumptions. This sensitivity analysis found our conclusion to be reasonable within a range of assumptions. However, it is important to note that there are inherent uncertainties related to the assumptions included in this or any other discounted cash flow estimate, including a decline in the stock price and market capitalization, slower growth rates in our industry or other materially adverse events. While the Company believes that it has made reasonable assumptions to calculate the fair value of its reporting units, it is possible a material change could occur in future periods. Nevertheless, as noted above, the results through the current period in 2010 support the assumptions we made and used in our fiscal 2009 valuation exercise.
Additionally, from a top-level analysis perspective on the entire entity, using a sixty-day stock price average as of December 31, 2009, February 4, 2010 (the date of the filing of our 2009 Form 10-K) and June 21, 2010, the Company’s market capitalization has ranged from approximately $1.9 billion to $2.1 billion, well in excess of reported book value of $1.1 billion at the end of 2009. While stock price fluctuates daily, the market price of a security is generally considered to be a strong indicator of value.
2.
In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the unit;

•	Description of the methodology used to determine fair value;

•	Description of key assumptions used and how the key assumptions were determined; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.
Response
Current State
Please note that, as stated in, and consistent with, our response to Comment #1 above, the Company does not believe that any of its reporting units are or were at risk of failing step one of the goodwill impairment test during fiscal 2009, nor are any in this position currently. The Company will continue to monitor each of its reporting units to assess whether any are at risk of failing step one of the goodwill impairment test and revert to the potential disclosure noted above, if so.

Disclosures in Future Filings
In future filings, should the need arise and the facts warrant, the Company will disclose the following in more detail with regard to any reporting units that are at risk of failing step one of the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	Amount of goodwill allocated to the unit;

•	Description of the methodology used to determine fair value;

•	Description of key assumptions used and how the key assumptions were determined; and

•	Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.
To the extent that none of our reporting units are at risk of failing step one of the goodwill impairment test, the Company will include in all future filings an additional disclosure in our critical accounting policies that affirmatively and clearly states that none of our reporting units with significant goodwill are at risk of failing step one of the goodwill impairment test.
Item 8. Financial Statements and Supplementary Data
14. Income Taxes, page 70
3.
We note during the third and fourth quarters certain statute of limitations expired, resulting in a $38.7 million reversal of accrued tax attributable to uncertain tax positions. Please explain to us the nature of the uncertain tax positions and circumstances surrounding the timing of the expirations, including the jurisdictions and the dates of the expired statute of limitations.

Response
Background Facts and Timeline
In the third quarter of 2009, the Company reversed $30.5 million of accrued tax attributable to uncertain tax positions for U.S. Federal taxes due to the expiration of the statute of limitations on September 15, 2009. In the fourth quarter of 2009, the Company reversed $5.1 million of accrued tax attributable to uncertain tax positions for U.S. state taxes due to the expiration of statutes of limitations, with the principal such expiration occurring on October 15, 2009. Additionally, in the fourth quarter of 2009, the Company reversed $3.2 million of accrued tax attributable to uncertain tax positions for United Kingdom taxes due to the closure of statute of limitations on December 31, 2009.
The nature of the domestic uncertain tax positions concern principally valuation issues relative to tax losses claimed on certain operations that were disposed of or shut down and, to a lesser extent, loss characterization issues, utilization of acquired tax attributes and transfer pricing. The nature of the United Kingdom tax issue concerns asset valuations used in arriving at a tax loss as well as characterization of the loss. In future filings, when the Company reverses previously unrecognized tax benefits, it will provide further disclosure with respect to the nature of such items.

4.
Regarding the $38.7 million benefit recognized as a result of the lapse in the statute of limitations for certain unrecognized tax benefits, you are required to provide transparent disclosure concerning unrecognized tax benefits when it is reasonably possible that they will significantly increase or decrease within 12 months of the reporting date. We believe such disclosure should have been provided in your 2008 financial statements regarding the lapse of the statute of limitations in 2009, please advise. If applicable, you should revise your financial statement footnote to fully comply with FASB ASC 740-10-50-15d with respect to any significant changes that may take place during 2010. Also disclose the tax years that remain subject to examination by major tax jurisdictions pursuant to ASC 740-10-50-15e. Provide a comprehensive, forward looking discussion in MD&A of the potential impact of any significant changes in unrecognized tax benefits on your future results of operations or explain to us why such disclosure is not necessary.

Response
Position on Disclosure
ASC 740-10-50-15d requires companies to include certain disclosures concerning tax positions for which it is reasonably possible that the tax positions will significantly increase or decrease within 12 months of the reporting date, including an estimate of the range of reasonably possible changes or a statement that an estimate of the range cannot be made. We believe that we were in compliance with such requirements.
Ability to Estimate the Timing of Statutory Items
At the time of issuance of the financial statements for the first two quarters of 2008, the Company did not anticipate settlement of ongoing tax examinations prior to March 31, 2009 or June 30, 2009. As further discussed below, the Internal Revenue Service National Office (“IRS”) controlled the review of all stock option backdating cases; thus, it was not certain if or when their review was to be considered final, nor was it certain when or if any statutes of limitation would expire due to the pendency of the stock options backdating cases. Accordingly, in the first two quarters of 2008, the Company was unable to provide a range of estimated reasonably possible changes, nor could the Company reliably estimate the timeframe during which such changes might occur; the Company made a statement to this effect in the notes to the financial statements in its periodic filings at that time.
Specifics as to the Timing of Statutes of Limitations
In the third quarter of 2008, the Company was aware that the U.S. Federal statute of limitations for the year 2005 would potentially expire on September 15, 2009. However, the Company had been under a tax examination by the IRS for the years 2003-2005. While the IRS field examiners had substantially completed their field work and provided their proposed adjustments, one of the issues the IRS reviewed was the effect of stock option backdating by former management. Stock option backdating was an IRS “Tier 1” issue, meaning that all backdating cases in the U.S. were uniformly managed by a national “issue owner.” During 2007 and 2008, the resolution of backdating cases was a slow and evolving process. Thus, by the third quarter of 2008, it was not certain if the IRS would request an extension of the statute of limitations for 2005 to allow more time for the backdating issues to be reviewed further. We believed it would be unlikely that they would allow the statute to expire during the pendency of their review. As a result of being unable to predict when or if the statutes might expire, the Company again made the disclosure in the Q3 2008 Form 10-Q that it could not provide a range of significant changes in tax benefits that were reasonably possible to occur.

Our Ability to More Reliably Estimate the Expiration of Statutory Items
At the time of filing our 2008 Form 10-K, the Company had not received any correspondence from the IRS and was in a better position to expect that the IRS would not ask for an extension for the 2005 statute, as they often request such extensions 6-9 months in advance. Consequently, the Company then disclosed in the 2008 Form 10-K a range of estimated reductions that were reasonably possible to occur within 12 months due to the expiration of the statute of limitations.
The Company reviews all disclosures on a quarterly basis to assess whether estimates should be updated. Accordingly, during the second quarter of 2009, we updated the estimates which were previously disclosed at December 31, 2008 as such information became available and statutes expired.
As of December 31, 2009, the Company reviewed its inventory of pending tax examinations and schedule of statute of limitation expirations and disclosed that it estimated that it is reasonably possible that unrecorded benefits may be reduced by as much as $10 million in the next 12 months due to expirations of statutes of limitations or effective settlement of tax examinations. The estimated range of up to $10 million is comprised of domestic tax issues, none of which are individually material. The Company revised the amount of the disclosed estimated range downward to $5 million in the first quarter of 2010 because the IRS commenced an examination for years 2005-2008 and asked us to grant a one year extension of the statute of limitations for 2006 that was due to expire within the next 12 months.
In the footnotes to the 2009 financial statements filed on Form 10-K, the Company provided the required statement of which years were open to examination in the major tax jurisdictions in which it operates, and thus was in compliance with ASC 740-10-50-15e. In future periods, the Company will separately provide this information as to U.S. Federal returns, the United Kingdom, Germany and China (or any other jurisdictions in which we may then be operating and for which such disclosures might be required), as these jurisdictions are the major tax jurisdictions in which we operate.
In future filings, to the extent that such disclosures in our financial statement footnotes indicate significant future changes, the Company will also provide discussions in MD&A of potential future changes to unrecognized tax positions. Such discussion will include the timing and effect of potential expiration of statutes of limitations in major tax jurisdictions, potential effects of tax examinations in progress in major tax jurisdictions and potential changes due to pending changes in tax law and interpretations of regulations, if any.
Definitive Proxy
Summary Compensation Table, page 24
5.
We note that all the named executive officers, except Mr. Iannuzzi, received discretionary non-cash bonuses for their contributions during 2009 paid on March 24, 2010. We note the description of these bonuses in your Compensation Discussion and Analysis and in footnote 12 to the Summary Compensation Table. Since these amounts were known at the time of disclosure, it is not clear why these amounts were not reported under Bonus in the table. It does not appear that reliance upon Instruction 2 to Item 402(c)(2)(iv) is appropriate since none of these named executive officers elected to forgo their cash bonuses in lieu of restricted stock. Please advise.

Response
The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company believes the restricted stock grants made on March 24, 2010 should be reported as stock awards in the Summary Compensation Table for 2010 (that is, in the Proxy Statement to be filed by the Company in 2011). The discretionary 2009 non-cash bonuses in the form of restricted stock awards were granted in 2010, after the end of the last fiscal year required to be included in the table. While these awards were considered by the Compensation Committee as discretionary compensation for the 2009 fiscal year, the amount of those awards was not determined or determinable by the end of 2009. In the interest of full disclosure, the Company included information with respect to these awards by means of a footnote. If in light of this background the Staff continues to believe that such discretionary non-cash bonuses should be reported in 2009, the Company will disclose these awards in this manner in all future filings.